Ms Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

23 February 2012

Dear Ms Hunsaker
Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1363 direct 020 7356 1014 facsimile tim.tookey@lloydsbanking.com

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2010
Filed 13 May 2011
File number: 001-15246

Subsequent to the submission of its response to the Staff’s comment letter dated 31 January 2012 on 14 February 2012, the Group has developed further its proposed disclosures in respect of liquidity and funding for its UK annual report and accounts for the year ended 31 December 2011, which will also be reflected in its Annual Report on Form 20-F for 2011. As a result, the Group will be providing disclosure that builds upon and enhances the proposed disclosure provided to the Staff in the response to its comment on the impact of a credit rating downgrade (comment 6 of the comment letter dated 31 January 2012).

We have set out our revised disclosures in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ T J W Tookey
T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 6

Financial soundness related risks, page 161

The Group’s borrowing costs and access to the capital markets is dependent…, page 162

We note your response to prior comment 18 from our letter dated August 26, 2011 and reissue that comment.  Please disclose in future filings the quantified impact that downgrades to your credit ratings have had and that additional downgrades would have.

The Company proposes to include the following or substantially similar disclosure in its 2011 Form 20-F:

Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level. Monitoring and control processes are in place to address both internal and regulatory requirements. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group’s stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons. Internal stress testing results at 31 December 2011 show that the Group has liquidity resources representing more than 130% of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group’s severe liquidity stress scenario. In 2011, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times. Funding projections show the Group will achieve the proposed Basel III liquidity and funding requirements in advance of expected implementation dates.

The Group’s stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies. The impact that the Group experienced following the downgrades was consistent with the Group’s modelled outcomes based on the stress testing framework. The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessen the impact of stress events.

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects. In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience, could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator over the last 12 months the spread between an index of A rated long term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points. The applicability to and implications for the Group's funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group’s long term debt rating could lead to additional collateral posting and cash outflow. A hypothetical simultaneous two notch downgrade of the Group’s long-term debt rating from all major rating agencies, after initial actions within management’s controls, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding. These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group experienced in the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting. The Group notes the recent announcements from Moody’s placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade. Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

At 31 December 2011, the Group had £202 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below. This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.